UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing four Ordinary Shares

(Title of Class of Securities)

G8918E106 (Ordinary Shares)

89025E103 (American Depositary Shares)

(CUSIP Number)

Jianguo Yang	With a copy to:
Fosun Industrial Co., Limited	David Vander Haar
Level 28	Faegre & Benson LLP
Three Pacific Place	2200 Wells Fargo Center
1 Queen’s Road East	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-8705
021-63321633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106 89025E103

1	Name of Reporting Person Fosun Industrial Co., Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,099,392*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,099,392*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,099,392*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.48%*

14	Type of Reporting Person (See Instructions) CO

*Number of shares is number of Ordinary Shares.  Fosun Industrial Co., Limited holds 8,274,848 American Depositary Shares (“ADSs”), each representing 4 Ordinary Shares.  Percent of class is based on 135,209,722 Ordinary Shares reported as issued and outstanding at May 29, 2009 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on June 2, 2009.

This Amendment No. 13 amends the Schedule 13D filed with the Securities and Exchange Commission on October 17, 2008 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to Ordinary Shares and American Depositary Shares (each representing four Ordinary Shares) of Tongjitang Chinese Medicines Company (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on October 31, 2008, by Amendment No. 2 to the Original 13D filed on November 18, 2008, by Amendment No. 3 to the Original 13D filed on December 10, 2008, by Amendment No. 4 to the Original 13D filed on December 19, 2008, by Amendment No. 5 to the Original 13D filed on December 31, 2008, by Amendment No. 6 to the Original 13D filed on January 5, 2009, by Amendment No. 7 to the Original 13D filed on January 28, 2009, by Amendment No. 8 to the Original 13D filed on February 6, 2009, by Amendment No. 9 to the Original 13D filed on March 5, 2009, by Amendment No. 10 to the Original 13D filed on March 24, 2009, by Amendment No. 11 to the Original 13D filed on April 20, 2009 and by Amendment No. 12 to the Original 13D filed on June 22, 2009.  Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The aggregate purchase price of the ADSs purchased by Fosun Industrial since the filing of Amendment No. 12 to the Original 13D as described in Item 5(c) below was funded through borrowings by Fosun Industrial under a revolving loan facility established with Standard Chartered Bank (Hong Kong) Limited (“Standard Chartered Bank”) pursuant to a Banking Facilities Agreement dated August 26, 2008 between Fosun Industrial and Standard Chartered Bank.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 13 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of August 11, 2009.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 13 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of August 11, 2009 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since the filing of Amendment No. 12 to the Original 13D, Fosun Industrial has purchased a total of 1,508,967 ADSs, or 6,035,868 Ordinary Shares.  Of those amounts, 1,489,372 ADSs, or 5,957,488 Ordinary Shares, were purchased on August 10, 2009 at a price of $4.10 per ADS paid in cash in a privately negotiated transaction.  The remainder of the ADSs purchased since the filing of Amendment No. 12 to the Original 13D were purchased for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.3, which is attached hereto and incorporated herein by reference.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1

List of directors and executive officers of Fosun Industrial and information regarding persons controlling Fosun Industrial (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on October 17, 2008 by Fosun Industrial with the Commission).

99.2

General Agreement for Banking Facilities, dated August 5, 2008, between Fosun Industrial and Bank of Communications (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Original 13D filed on December 10, 2008 by Fosun Industrial with the Commission).

99.3	Information regarding open market purchases of Tongjitang ADSs by Fosun Industrial since the filing of Amendment No. 12 to the Original 13D (filed herewith).

99.4

Banking Facilities Agreement, dated August 26, 2008, between Fosun Industrial and Standard Chartered Bank (incorporated by reference to Exhibit 99.4 to Amendment No. 11 to the Original 13D filed on April 20, 2009 by Fosun Industrial with the Commission).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Wang Qunbin
Wang Qunbin
Chairman of the Board of Directors